May 5th, 2025 1st Quarter 2025 Financial Results & Corporate Update Exhibit 99.2

2 This Slide Presentation Includes Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements; the development, nature and feasibility of sustainable vaccine production and supply solutions; the deployment of AI across BioNTech’s preclinical and clinical operations; BioNTech's expectations with respect to tariff policy; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities; BioNTech's expectations regarding upcoming payments relating to litigation settlements; BioNTech's expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit / (loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward- looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID- 19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2025, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. An abbreviation directory of defined terms can be found at the end of the presentation.

Financial Update Jens Holstein, Chief Financial Officer3 Strategic Outlook Ryan Richardson, Chief Strategy Officer4 Oncology Pipeline Update Özlem Türeci, Co-founder & Chief Medical Officer2 1st Quarter 2025 Update Ugur Sahin, Co-founder & Chief Executive Officer1

1 1st Quarter 2025 Updates Ugur Sahin, Co-founder & Chief Executive Officer

Building a Global Immunotherapy Powerhouse Translating Science into Survival

# Progress in Q1 2025 Towards Our Strategic Goals

| | |
|---|---|
| **Execution in Oncology** | |
| BNT327 | Presented Phase 2 data[1] for BNT327 in 1L SCLC<br>Reported first BNT327+ADC combo data[1] with TROP2- targeting ADC, BNT325/DB-1305[2] |
| mRNA Cancer Immunotherapies | Reported Phase 1 data[1] for BNT116[3] in NSCLC<br>Published two manuscripts for autogene cevumeran[4] in Nature and Nature Medicine |
| BNT323/DB-1303[2] | Preparing for regulator discussions with planned BLA submission by end of 2025, pending regulatory feedback |
| **COVID-19 Leadership** | |
| COMIRNATY | Maintained >50% global COVID-19 vaccine[5] market share |
| **Corporate Update** | |
| Corporate Development | Completed acquisition of Biotheus, securing global control of BNT327<br>Appointed Ramón Zapata to Management Board as Chief Financial Officer effective July 1, 2025 |
| Financials | Strong balance sheet : **~€ 15.9 bn** total cash and cash equivalents plus security investments[6] |

1. Phase 1 data for BNT116 (AACR); BNT327 data included: Phase 2 data in ES-SCLC and SCLC (ELCC) and Phase 1/2 data (AACR); 2. Partnered with DualityBio; 3. In collaboration with Regeneron; 4. Partnered with Genentech, a member of the Roche Group; 5. Partnered with Pfizer; 6. Cash and cash equivalents plus security investments as of March 31, 2025, reached €15,854.4 million, comprising €10,184.9 million cash and cash equivalents, €3,542.0 million current security investments and €2,127.5 million non-current security investments, respectively. A settlement payment of $400 million related to a contractual dispute with the University of Pennsylvania is expected to be reflected in the Company's second quarter 2025 financial results. In connection with this and another settlement with the NIH, BioNTech expects to be reimbursed approximately $535 million by its collaboration partner during 2025 and 2026. Reimbursement payments have begun to be received in the first quarter of 2025.

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# We are Uniquely Positioned to Combine Approaches to Transform Cancer Care



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
mRNA cancer immunotherapies
Synergy[1]

## Immunomodulators

- Focus on the critical IO pathways
- Targeting different complementary pathways in cancer immunity cycle may promote a durable anti-tumor effect

## Targeted therapies

- Precise and potent modalities for fast onset tumor reduction
- ADC as potential "augmenters" of immunomodulators and mRNA cancer immunotherapies
- Focus on HER2, HER3, TROP2, B7H3 ADCs as combination partners

## mRNA cancer immunotherapies

- Eliminate polyclonal residual disease with multi-antigen and individualized approaches
- Polyspecific activity by targeting multiple antigens at once
- Establish long-lasting immunological memory to prevent relapses

1. Synergistic potential.

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# Our Priorities are Novel mRNA Cancer Immunotherapy and Next-Generation IO-Backbone

## Novel mRNA cancer immunotherapy

### FixVac & iNeST[1]

Next-generation of personalized cancer therapy targeting tumor associated antigens and cancer mutations

## Our next-generation IO-backbone

### PD-L1/VEGF-A antibody BNT327

Potential to become the next-generation IO-backbone

**Clinical stage candidates for combination therapy**

- IO molecules
- mRNA immunotherapies
- ADCs
- Cell and gene therapies

Resected cancers (adjuvant) → Neoadjuvant, 1L advanced/metastatic → Late stage, refractory cancers

1. Partnered with Genentech, a member of the Roche Group.

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2 Oncology Pipeline Update Özlem Türeci, Co-founder & Chief Medical Officer

Advancing Towards Commercial Stage in Oncology 1. Partnered with DualityBio. 10 BNT327 BNT323/DB-13031 mRNA Cancer Immunotherapies BNT327 data continue to support potential as a next-generation IO- backbone for combination approaches Updates for off-the-shelf and individualized mRNA cancer immunotherapies expected in 2H 2025 Advance BNT323/DB-13031 towards BLA submission

BNT327: Synergistic Targeting of PD-L1 and VEGF Local neutralization of angiogenic and immunosuppressive VEGF-A effects NSCLC IHC1 Bispecific MOA 1. IHC data: Human Protein Atlas. VEGF-A PD-L1 Targeting the TME and blockade of PD-1/PD-L1 signaling Anti-VEGF-A (Fab) Anti-PD-L1 (VHH) VEGF-A dimer in the TME PD-L1 ligand on tumor cells Tumor microenvironment (TME) BNT327 VEGF-A dimer in the TME Anti-VEGF-A (Fab) Anti-PD-L1 (VHH) PD-L1 ligand on tumor cells 11

# Accelerating BNT327 Global Clinical Development

## Explore potential of BNT327 in three waves of focused development

### 1 Establish

Ongoing

- Phase 2 in TNBC
- Phase 2 in SCLC
- Phase 3 in SCLC (ROSETTA Lung-01)
- Phase 2/3 in NSCLC (ROSETTA Lung-02)

Planned

- Phase 3 in TNBC (ROSETTA Breast-01) for 2025

### 2 Combine

Ongoing

- Phase 1/2 with BNT325/DB-1305[1] (TROP2) in solid tumors

Planned

- Phase 1/2 with BNT323/DB-1303[1] (HER2)
- Phase 1/2 with BNT324/DB-1311[1] (B7H3)
- Phase 1/2 with BNT326/YL202[2] (HER3)
- Additional combinations in 2025+

### 3 Broaden

Portfolio of 20+ clinical oncology assets in-house

- Combine with IO bispecifics
- Combine with cell therapies
- Combine with novel ADCs

BNT327 + novel assets: Broaden to further indications

BNT327 + ADC: Explore expansion to novel combinations with ADCs in high unmet need indications

BNT327 + chemo: Establish in combination with CTx in potential fast-to-market indications

Partnered with: 1. DualityBio; 2. MediLink.

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# BNT327 Combined With Chemotherapy Indicated Encouraging Efficacy in 1L TNBC Irrespective of PD-L1 Status in Phase 1/2 Study

## Unmet medical need remains high for patients with TNBC

Patients with Stage IV TNBC[1] have a 5-year survival rate of 10%

**Phase 1/2 Study (NCT05918133): Interim overall survival**
Jiong Wu et al. presented at SABCS 2024

| ITT population (n=42) | |
|---|---|
| Confirmed ORR<br>(95% CI) | 73.8 %<br>(58.0, 86.1) |
| Median PFS<br>(95% CI) | 13.5 months<br>(9.4, 19.3) |
| 12-month OS rate<br>(95% CI) | 80.8 %<br>(65.3, 89.9) |
| 18-month OS rate<br>(95% CI) | 69.7 %<br>(52.7, 81.6) |

A manageable safety profile was observed, with no new safety signals beyond those typically described for nab-paclitaxel and anti- PD-1/PD-L1 and anti-VEGF monotherapies.

Benchmark[2] comparator data by PD-L1 expression level (Keynote-355)
Cortes, J, et al., New England Journal of Medicine, 2022

| | 1L TNBC (CPS <10)[4,5] | 1L TNBC (CPS ≥ 10) |
|---|---|---|
| Benchmark regimen | Chemo | Pembro + Chemo |
| ORR | 35 % | 53 % |
| Median PFS | 5.7 months | 9.7 months |
| Median OS | 15.2 months | 23.0 months |

The above data are not based on a head-to-head study comparing BioNTech's investigational products with other products/candidates - no conclusions can be drawn.

**We believe BNT327 has the potential to become a first-line treatment option for patients with TNBC[3], including those currently not addressed by existing IO therapies**

1. Incidence from SEER (US); Zentrum für Krebsregisterdaten (DE); Globocan (ES); Sante Publique (FR); AIOM (IT); Cancer Research UK . 2 Benchmark study: KEYNOTE-355 as reported in Cortes, J, et al. New England Journal of Medicine,. 2022. 3. The above information is not based on head-to-head trials between BioNTech's investigational candidates and other products or product candidates. Furthermore, definitive conclusions cannot be drawn from cross-trial comparisons or anticipated data, as they may be confounded by various factors, and should be interpreted with caution. 4. Obtained from subgroup analysis. 5. mPFS for CPS < 10 subgroup from Cortes, J. et al. Lancet, 2020.

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# BNT327 Combined With Chemotherapy Indicated Encouraging Efficacy in 1L ES-SCLC in Phase 2 Study

## Unmet medical need remains high for patients with ES-SCLC

Patients with ES-SCLC[1] have a 5-year survival rate of 3%

**Phase 2 Study (NCT05844150): Emerging efficacy profile**
Ying Cheng et al. presented at ELCC 2025

| ITT population (n=48) | |
|---|---|
| Confirmed ORR<br>(95% CI) | 85.4 %<br>(72.2, 93.9) |
| Median PFS<br>(95% CI) | 6.9 months<br>(4.34, 8.21) |
| Median OS<br>(95% CI)<br>OS events, n (%) | 16.8 months<br>(14.3, --)<br>17 (35.4) |
| 12-month OS rate<br>(95% CI) | 72.7 %<br>(57.6, 83.1) |

A manageable safety profile was observed, with no new safety signals beyond those typically described for chemotherapy agents and anti-PD-(L)1 and anti-VEGF monotherapies.

Benchmark[2] comparator data (IMpower133)
L. Horn et al., New England Journal of Medicine, 2018

| | 1L ES-SCLC |
|---|---|
| Benchmark regimen | Atezo + Chemo |
| ORR | 60% |
| Median PFS | 5.2 months |
| Median OS | 12.3 months |

The above data are not based on a head-to-head study comparing BioNTech's investigational products with other products/candidates - no conclusions can be drawn.

**We believe BNT327 has the potential to become a new first-line treatment option for patients with ES-SCLC[3]**

1. Incidence from: SEER data for diagnosed SCLC incidence in US; Cancer Research UK; Zentrum für Krebsregisterdaten; Sante Publique; AIOM; EPDATA. 2. Benchmark study: IMpower133 as reported in L. Horn et al., New England Journal of Medicine, 2018 3. The above information is not based on head-to-head trials between BioNTech's investigational candidates and other products or product candidates. Furthermore, definitive conclusions cannot be drawn from cross-trial comparisons or anticipated data, as they may be confounded by various factors, and should be interpreted with caution.

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# Non-Small Cell Lung Cancer is One of the Highest Incidence Cancers Globally[1]

2030 U.S., EU4, U.K. NSCLC projected incidence[1] **~415k**



NSCLC Staging distribution[2]
Stage IV
Stage III
Stage II
Stage I
46%
37%
10%
7%
37%
44%
11%
8%
US
EU5

## Treatment outcomes vary based on histology and PD-L1 levels in 1L NSCLC patients without actionable genomic alterations

| | Non-squamous (~ 70%)[3] | Squamous (~ 30%)[3] |
|---|---|---|
| PD-L1 ≥ 50% (~ 25 - 30%)[4,5] | 5-year OS: 30% (KN-189)[6] | 5-year OS: 23% (KN-407)[7] |
| PD-L1 1 - 49% (~ 30 - 40%)[4,5] | 5-year OS: 20% (KN-189)[6] | 5-year OS: 21% (KN-407)[7] |
| PD-L1 < 1% (~ 30 - 40%)[4,5] | 5-year OS: 10% (KN-189)[6] | 5-year OS: 11% (KN-407)[7] |

1. Globocan – Cancer Tomorrow; 2. CancerMPact® 2024 Treatment Architecture EU5 and US; Note that 5-year survival reported includes all comer NSCLC population ie including with actionable genetic alterations; 3. Ganti AK, et al., Update of Incidence, Prevalence, Survival, and Initial Treatment in Patients With Non-Small Cell Lung Cancer in the US. JAMA Oncology, 2021 Dec; 4. Mansour MSI et al., PD-L1 Expression in Non-Small Cell Lung Cancer Specimens: Association with Clinicopathological Factors and Molecular Alterations, International Journal of Molecular Sciences, 2022 Apr 19;23(9):4517; 5. Saez de Gordoa, K. et al. PD-L1 Expression in Non-Small Cell Lung Cancer: Data from a Referral Center in Spain. Diagnostics 2021, 11, 1452; 6. Garassino MC, et al. Pembrolizumab Plus Pemetrexed and Platinum in Nonsquamous Non-Small-Cell Lung Cancer: 5-Year Outcomes From the Phase 3 KEYNOTE-189 Study. Journal of Clinical Oncology, 2023 Apr 10;41(11):1992-1998; 7. Silvia Novello et al., Pembrolizumab Plus Chemotherapy in Squamous Non–Small-Cell Lung Cancer: 5-Year Update of the Phase III KEYNOTE-407 Study, Journal of Clinical Oncology, 41, 1999-2006(2023).

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BNT327 Indicates Single Agent Activity in 1L NSCLC in Phase 1b/2a Study 16 1. Benchmark study: KEYNOTE-024 as reported in Reck, M. et al. New England Journal of Medicine, 2016; 2. The above information is not based on head-to-head trials between BioNTech’s investigational candidates and other products or product candidates. Furthermore, definitive conclusions cannot be drawn from cross-trial comparisons or anticipated data, as they may be confounded by various factors, and should be interpreted with caution Phase 1b/2a (NCT05918445); Cohort 1: 1L NSCLC (EGFR & ALK WT) Wu, C. et al. presented at ASCO 2024 1L NSCLC mono tx (cohort 1, n=17): ORR 47%, DCR 100%, mPFS 13.6 months Comparable ORR in PD-L1 1–49% (n=9) and PD-L1 ≥50% (n=8) PD-L1 ≥50% PD-L1 1–49% SD PR 60 40 20 0 −20 −40 −60 −80 B e s t c h a n g e f ro m b a s e lin e ( % ) 0 50 SD PD PR On Treatment 30 10 −10 −30 −50 −70 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 C h a n g e f ro m b a s e lin e ( % ) Months Data cut off date: 2024-03-15 Benchmark1 comparator data Indication Benchmark2 regimen ORR mPFS mOS 1L NSCLC (PD-L1 > 50%) Pembrolizumab monotherapy 45% 7.7 months 26.3 months The above data are not based on a head-to-head study comparing BioNTech’s investigational products with other products/candidates - no conclusions can be drawn. . BNT327 indicated manageable safety in this patient population. Safety events were consistent with those described for anti-PD-L1 and anti-VEGF monotherapy.

# ROSETTA Lung-02 – Our First Global Registrational Trial in NSCLC

**ROSETTA LUNG-02**

A Phase 2/3, multisite, randomized global trial of BNT327 in combination with chemotherapy in first-line non-small cell lung cancer (NCT06712316)

**Key eligibility criteria**
- Treatment naïve Stage IIIB/IIIC or IV NSCLC
- RECIST 1.1 measurable disease
- ECOG PS 0 or 1
- PD-L1 all-comers

**Stratification factors Phase 3**
- PD-L1 (negative, 1-49%, ≥50%)
- Brain metastasis (Y/N)
- Region (East Asia vs RoW)

| | | Phase 2 (n=40) | | Phase 3 (n=942) |
|---|---|---|---|---|
| Substudy A (non-squamous NSCLC) | 1:1 | BNT327 DL1 + Carboplatin + Pemetrexed followed by BNT327 DL1 + Pemetrexed | 1:1 | Four cycles BNT327 selected DL + Carboplatin + Pemetrexed followed by BNT327 + Pemetrexed |
| | | BNT327 DL2 + Carboplatin + Pemetrexed followed by BNT327 DL2 + Pemetrexed | | Four cycles Pembrolizumab 200 mg Q3W + Carboplatin + Pemetrexed followed by pembrolizumab + Pemetrexed |
| Substudy B (squamous NSCLC) | 1:1 | BNT327 DL1 + Carboplatin + Paclitaxel followed by BNT327 DL1 | 1:1 | Four cycles BNT327 selected DL + Carboplatin + Paclitaxel followed by BNT327 |
| | | BNT327 DL2 + Carboplatin + Paclitaxel followed by BNT327 DL2 | | Four cycles Pembrolizumab 200 mg Q3W + Carboplatin + Paclitaxel followed by pembrolizumab |

**Key endpoints** (Phase 3)
Primary: PFS, OS
Secondary: ORR, DOR, Safety

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Related Program Indication Content BNT327 1L NSCLC Phase 2/3 TiP (ROSETTA Lung-02) BNT327 1L SCLC Phase 3 TiP (ROSETTA Lung-01) BNT327 1L Mesothelioma Phase 2 data BNT3161 2L+ Melanoma Phase 2 data BNT3161 2L+ CRPC Phase 1 data BNT324/DB-13112 2L+ CRPC Phase 2 data BNT142 CLDN6+ Solid Tumors Phase 1/2 data BioNTech at ASCO 2025 18 1. Partnered with 1. OncoC4; 2. DualityBio. Across portfolio Data for making informed decisions about the direction of further development

Financial Update Jens Holstein, Chief Financial Officer3

Q1 2025 Financial Results 1. Numbers have been rounded; numbers presented may not add up precisely to the totals and may have been adjusted in the table. Presentation of the consolidated statements of profit or loss has been condensed. More information can be found in BioNTech’s Report on Form 6-K for the three months ended March 31, 2025, filed today with the United States Securities and Exchange Commission and available at https://www.sec.gov/; 2. Cash and cash equivalents plus security investments as of March 31, 2025, reached €15,854.4 million, comprising €10,184.9 million cash and cash equivalents, €3,542.0 million current security investments and €2,127.5 million non-current security investments, respectively. A settlement payment of $400 million related to a contractual dispute with the University of Pennsylvania is expected to be reflected in the Company’s second quarter 2025 financial results. In connection with this and another settlement with the NIH, BioNTech expects to be reimbursed approximately $535 million by its collaboration partner during 2025 and 2026. Reimbursement payments have begun to be received in the first quarter of 2025. 20 (in millions €, except per share data)1 2025 2024 Total Revenues 183 188 Cost of sales (84) (59) Research and development expenses (526) (508) Sales and marketing expenses (14) (16) General and administrative expenses (107) (117) Other operating result 14 5 Operating loss (534) (507) Finance result 89 175 Income taxes 29 17 Net loss (416) (315) Loss per share Basic and diluted loss per share (1.73) (1.31) Three months ended March 31 Balance Sheet as of March 31, 2025 €15.9 bn Cash and cash equivalents plus security investments2

# 2025 Financial Year Guidance Confirmed[1]

| | | FY 2025 Guidance |
|---|---|---|
| Planned FY 2025 revenues | Total revenues | **€1,700 – €**2,200 m |
| Planned FY 2025 expenses and capex[4] | R&D expenses | **€2,600 – €2,800** m |
| | SG&A expenses | **€650 – €750 m** |
| | Capital expenditure for operating activities | **€250 – €350 m** |
| Guidance considerations | • Our revenue guidance assumes relatively stable vaccination rates, pricing and market share as compared to 2024. We also anticipate a revenue phasing similar to 2024 with the last 3-4 months driving the full year revenue figure. However, potential changes to the law or governmental policy, including tariffs and public health policy, and evolving public sentiment worldwide, could further negatively impact our anticipated revenues and expenses.<br>• Inventory write-downs and other charges are estimated to be ~15% of BioNTech's share of gross profit from COVID-19 vaccines sales in Pfizer's territory<br>• Anticipated revenues related to service businesses include InstaDeep, JPT Peptide and IMFS as well as revenues from the German pandemic preparedness agreement | |

1. Financial guidance excludes external risks that are not yet known and/or quantifiable, including, but not limited to the effects of ongoing and/or future legal disputes and related activities, certain potential one-time effects and charges related to portfolio prioritization. It includes effects identified from licensing arrangements, collaborations or potential M&A transactions to the extent disclosed and may be subject to update. The Company does not expect to report a positive net income figure for the 2025 financial year.

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4 Strategic Outlook Ryan Richardson, Chief Strategy Officer

# Strategic Priority Areas in 2025

## mRNA Cancer Immunotherapy

- Expect first randomized data in the adjuvant setting (CRC)
- Continue to execute 7 ongoing Phase 2 trials and first novel combination trials

## BNT327

- Advance 3 global registration-enabling trials in potential fast-to-market indications
- Generate first BNT327+ ADC combination datasets

BIONTECH

2025

## Commercial Readiness in Oncology

- Advance BNT323/DB-1303[1] towards BLA submission
- Continue to build targeted AI-enabled commercialization team in key markets

## COVID-19 Vaccine[2]

- Maintain global COVID-19 vaccine market leadership
- Advance next-gen and combination vaccine programs

Partnered with: 1. DualityBio; 2. Pfizer.

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Save the date Annual General Meeting May 16, 2025 Innovation Series R&D Day November 11, 2025

Thank you

Appendix

# Selected Pipeline Milestones in 2025 and Beyond

| | Program | Indication | 2025+ Milestone |
|---|---|---|---|
| Next-generation immunomodulator | BNT327 | 1L SCLC | China Phase 2 data |
| | | 1L/2L SCLC | Global Phase 2 dose optimization data |
| | | 1L/2L TNBC | Global Phase 2 dose optimization data |
| | BNT327 + BNT325/DB-1305[1] | Solid tumors | Global Phase 1 data |
| mRNA cancer immunotherapy | Autogene cevumeran (BNT122 / RO7198457)[2] | ctDNA+ adj. CRC | Phase 2 data |
| | BNT111[3] | 2L+ melanoma | Phase 2 data |
| | BNT116[3] | PD-L1 > 1% NSCLC | Phase 1 data |
| Targeted therapy | BNT323[1] | 2L+ HER2 EC | Phase 2 data |
| | | | Regulatory submission |

Partnered with: 1. DualityBio; 2. Genentech, a member of the Roche Group; 3. In collaboration with Regeneron.

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# BioNTech's Oncology Pipeline – Phase 2 and Phase 3 Clinical Trials

## Phase 2

- Autogene cevumeran (BNT122/RO7198457)[1]
  Adj. ctDNA+ stage II or III CRC
- Autogene cevumeran (BNT122/RO7198457)[1]
  Adj. PDAC, + atezolizumab + mFOLFIRINOX
- Autogene cevumeran (BNT122/RO7198457)[1]
  Adj. MIUC, + nivolumab
- BNT111[6]
  aPD-(L)1-R/R melanoma, + cemiplimab
- BNT113
  1L rel./met. HPV16+ PD-L-1+ HNC, + pembrolizumab
- BNT116[6]
  1L adv. PD-L1 ≥ 50% NSCLC, + cemiplimab
- BNT323/DB-1303[5] (trastuzumab pamirtecan)
  (HER2), multiple solid tumors
- BNT211 (CLDN6) — PLANNED
  CLDN6+ testicular cancer
- BNT316/ONC-392 (gotistobart)[4]
  (CTLA-4), PROC, + pembrolizumab
- BNT327 (PD-L1 x VEGF-A) — NEW
  2L NSCLC, + CTx
- BNT327 (PD-L1 x VEGF-A)
  1L/2L+ (ES-)SCLC, + CTx
- BNT327 (PD-L1 x VEGF-A)
  1L/2L met. TNBC, + CTx
- BNT327 (PD-L1 x VEGF-A)
  2L ES-SCLC, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L ES-SCLC + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  EGFR TKI experienced, EGFRm NSCLC, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L MPM, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L HCC + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  2L NEN, + CTx[7]

## Phase 3

- BNT327 (PD-L1 x VEGF-A)
  1L SCLC, + CTx
- BNT327 (PD-L1 x VEGF-A)
  1L NSCLC, + CTx
- BNT327 (PD-L1 x VEGF-A) — PLANNED
  1L TNBC, + CTx
- BNT327 (PD-L1 x VEGF-A)
  2L SCLC, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L TNBC, + CTx[7]
- BNT316/ONC-392 (gotistobart)[4] (CTLA-4)
  aPD-1/PD-L1 experienced squamous NSCLC
- BNT323/DB-1303[5] (trastuzumab pamirtecan)
  (HER2) HR+/HER2-low met. breast cancer
- BNT323/DB-1303[5] (trastuzumab pamirtecan) — PLANNED
  (HER2) HER2+ endometrial cancer

Legend: mRNA immunotherapy | Next generation IO | Targeted therapy

Partnered with: 1. Genentech, member of Roche Group; 2. Genmab; 3. MediLink Therapeutics; 4. OncoC4; 5. DualityBio. 6. In collaboration with Regeneron; 7. Trial ongoing in China only.

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# BioNTech's Oncology Pipeline – Phase 1 and Phase 1/2 Clinical Trials

## Phase 1

- Autogene cevumeran (BNT122/RO7198457)[1]
  Multiple solid tumors
- BNT116
  Adv. NSCLC
- BNT152 + BNT153 (IL-7, IL-2)
  Multiple solid tumors
- BNT315/GEN1055[2] (OX40)
  Multiple solid tumors
- BNT322/GEN1056[2]
  Multiple solid tumors
- BNT317[3]
  Multiple solid tumors
- BNT326/YL202[4] (HER3)
  Multiple solid tumors
- BNT211 (CLDN6)
  Multiple solid tumors

## Phase 1/2

- BNT142 (CD3xCLDN6)
  Multiple CLDN6-pos. adv. solid tumors
- BNT312/GEN1042[2] (CD40x4-1BB)
  Multiple solid tumors
- BNT314/GEN1059[2] (EpCAMx4-1BB)
  Multiple solid tumors
- BNT316/ONC-392 (gotistobart)[5] (CTLA-4)
  mCRPC, + radiotherapy
- BNT316/ONC-392 (gotistobart)[5] (CTLA-4)
  Multiple solid tumors
- BNT324/DB-1311[6] (B7-H3)
  Multiple solid tumors
- BNT325/DB-1305[6] (TROP-2)
  Multiple solid tumors
- BNT327 (PD-L1 x VEGF-A)
  1L TNBC[7]
- BNT327 (PD-L1 x VEGF-A)
  Multiple solid tumors[7]
- BNT327 / BNT3213 combination
  1L HCC[7]
- BNT327 / BNT325[6] combination
  Multiple solid tumors
- BNT327 / BNT323[6] (trastuzumab pamirtecan) combination — PLANNED
  Adv. or metastatic breast cancer
- BNT327 / BNT324[6] combination — PLANNED
  Multiple solid tumors
- BNT327 / BNT326[4] combination — PLANNED
  Multiple solid tumors

mRNA immunotherapy | Next generation IO | Targeted therapy

Partnered with: 1. Genentech, member of Roche Group; 2. Genmab; 3. In collaboration with Regeneron; 4. MediLink Therapeutics; 5. OncoC4; 6. DualityBio. 7. Trial ongoing in China only.

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# Abbreviation Directory

| | | | | | |
|---|---|---|---|---|---|
| n L | nth line | EU4(5) | Includes Germany, France, Italy, Spain (UK) | OX40 | CD134 |
| AACR | American Association for Cancer Research | Fab | Fragment antigen binding | PD | Progressive disease |
| ADC | Antibody-drug conjugate | FixVac | Fixed Antigen Vaccine | PDAC | Pancreatic ductal adenocarcinoma |
| adj. | Adjuvant | FY | Fiscal year | PD-(L)1 | Programmed cell death protein (ligand) 1 |
| AI | Artificial intelligence | HCC | Hepatocellular carcinoma | PFS | Progression-free survival |
| AIOM | Associazione Italiana di Oncologia Medica | HER2 (or 3) | Human epidermal growth factor receptor 2 (or 3) | PR | Partial response |
| ALK | Anaplastic large-cell lymphoma kinase | HNC | Head and neck cancer | PROC | Platinum-resistant ovarian cancer |
| ASCO | American Society of Clinical Oncology | HPV | Human papilloma virus | QxW | Every x week(s) |
| BLA | Biologics License Applications | HR | Hormone receptor | R&D | Research and development |
| CAPEX | Capital expenditures | IHC | Immunohistochemistry | RECIST | Response Evaluation Criteria in Solid Tumors |
| CD-x | Cluster of differentiation | IMFS | BioNTech Innovative Manufacturing Services | RoW | Rest of world |
| CI | Confidence interval | iNeST | Individualized NeoAntigen-Specific Therapy | R/R | Relapsed/refractory |
| CLDN6 | Claudin 6 | IO | Immuno-oncology | SABCS | San Antonio Breast Cancer Symposium |
| CPS | Combined positive score | ITT | Intention to treat | (ES)SCLC | (Extensive stage) small cell lung cancer |
| CRC | Colorectal cancer | JAMA | Journal of the American Medical Association | SD | Stable disease |
| CRPC | Castration resistant prostate cancer | m | Median | SEC | U.S. Securities and Exchange Commission |
| ctDNA | Circulating tumor DNA | M&A | Merger and acquisitions | SEER | Surveillance, epidemiology, and end results |
| CTLA | Cytotoxic T-lymphocyte-associated protein | MIUC | Muscle-invasive urothelial carcinoma | SG&A | Selling, general and administrative expenses |
| CTx | Chemotherapy | MOA | Mechanism of Action | TKI | Tyrosine kinase inhibitor |
| DCR | Disease control rate | MPM | Malignant pleural mesothelioma | TME | Tumor microenvironment |
| DL | Dose level | mRNA | Messenger ribonucleic acid | TNBC | Triple-negative breast cancer |
| DOR | Duration of response | NCT | National clinical trial | TROP2 | Trophoblast cell-surface antigen 2 |
| EC | Endometrial cancer | NEN | Neuroendocrine neoplasm | UK | United Kingdom |
| ECOG | Eastern Cooperative Oncology Group | NIH | National Institutes of Health | U.S. | United States |
| EGFR | Epidermal growth factor receptor | NSCLC | Non-small cell lung cancer | VEGF-A | Vascular endothelial growth factor A |
| ELCC | European Lung Cancer Congress | ORR | Objective response rate | VHH | Heavy chain variable |
| EpCAM | Epithelial cell adhesion molecule | OS | Overall survival | WT | Wild type |

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